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SEC FILE NUMBER
8-44523

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING July 1, 2023 (MM/DD/YY) AND ENDING June 30, 2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Continental Investors Services, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

SEC Mail Processing
OCT 18 2024
Washington, DC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1330 Broadway Street
(No. and Street)

Longview	WA	98632
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Max B. Kamp	(800) 525-0181	
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cropper Accountancy Corporation
(Name – if individual, state last, first, and middle name)

2700 Ygnatio Valley Rd, Ste 270	Walnut Creek	CA	94598
(Address)	(City)	(State)	(Zip Code)

	3381
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Max B. Kamp, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Continenttal Investors Services, Inc., as of 6/30, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CHELSEY N SORENSEN
COMMISSION EXPIRES
NOTARY PUBLIC
SEPTEMBER 27, 2026
STATE OF WASHINGTON

Signature: [signature]

Title: President President/CEO

[signature] Chelsey N. Sorensen
Notary Public

SEC Mail Processing
OCT 18 2024
Washington, DC

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CONTINENTAL INVESTORS SERVICES, INC.

Financial Statements and Supplemental Information

With Independent Auditors' Report Thereon

Year Ended June 30, 2024

TABLE OF CONTENTS

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
of Continental Investors Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Continental Investors Services, Inc. as of June 30, 2024, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Continental Investors Services, Inc. as of June 30, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Continental Investors Services, Inc.'s management. Our responsibility is to express an opinion on Continental Investors Services, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Continental Investors Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule 1 – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule 2 – Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Continental Investors Services, Inc.'s financial statements. The supplemental information is the responsibility of Continental Investors Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
We have served as Continental Investors Services, Inc.'s auditor since 2012.
Walnut Creek, California
September 27, 2024

CONTINENTAL INVESTORS SERVICES, INC.
Statement of Financial Condition
June 30, 2024

ASSETS

Cash	$	276,627
Receivable from broker-dealer and clearing organizations		1,192,211
Securities owned		1,308,849
Furniture and equipment, net		3,356
Prepaid expenses and other assets		29,334
TOTAL ASSETS	$	2,810,377

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	53,096
Payable to broker-dealers and clearing organizations		658,375
Total liabilities		711,471
STOCKHOLDERS' EQUITY:		
Common stock of no par value, authorized 200,000 shares, issued 72,726 and outstanding 10,521		791,329
Treasury stock, 65,044 shares, at cost		(4,291,800)
Retained earnings		5,599,377
Total stockholders' equity		2,098,906
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	2,810,377

See independent auditors' report and notes to these financial statements

CONTINENTAL INVESTORS SERVICES, INC.

Statement of Income

Year Ended June 30, 2024

REVENUES AND GAINS:	
Commissions, concessions, and fees	$ 2,187,179
Mutual fund trails	373,170
Net trading losses on firm securities	248,498
Interest	227,876
Managed account fees	806,191
Other income	2,000
Total revenues and gains	3,844,914
EXPENSES:	
Commissions and related	2,478,992
Employee compensation and benefits	538,487
Clearance paid to other brokers	107,959
Communications and data processing	129,427
Professional fees	37,285
Occupancy and office supplies	112,862
Depreciation	4,008
Regulatory fees	34,293
Other	82,468
Total expenses	3,525,781
INCOME BEFORE FEDERAL INCOME TAXES	319,133
INCOME TAX PROVISION:	
Current federal income tax expense	(67,213)
Total income tax provision	(67,213)
NET INCOME	$ 251,920

See independent auditors' report and notes to these financial staements

CONTINENTAL INVESTORS SERVICES, INC.
Statement of Changes in Stockholders' Equity
Year Ended June 30, 2024

	Common Stock		Treasury Stock		Retained	
	# Shares	Amount	# Shares	Amount	Earnings	Total
BALANCES AT JUNE 30, 2023	72,726	$ 791,329	64,044	$ (4,037,790)	$ 5,347,457	$ 2,100,996
Redemption of Treasury Stock			1,000	$ (254,010)		$ (254,010)
Net income	-	-	-	-	251,920	251,920
BALANCES AT JUNE 30, 2024	72,726	$ 791,329	65,044	$ (4,291,800)	$ 5,599,377	$ 2,098,906

See independent auditors' report and notes to these financial statements

CONTINENTAL INVESTORS SERVICES, INC.

Statement of Cash Flows

Year Ended June 30, 2024

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$	251,920
Adjustments to reconcile net income to net cash used in operating activities in operating activities:		
Depreciation		4,008
Decrease in accounts receivable		50,773
Increase in securities owned and accrued interest		654,561
Decrease in prepaid expenses and deposits		16,780
Decrease in loans payable to clearing broker		(858,900)
Decrease in accounts payable		(4,558)
Increase in tax provision		30,702
Net cash provided by operating activities		145,286
CASH FLOWS FROM FINANCING ACTIVITIES		
Purchase of Treasury Stock		(254,010)
NET DECREASE IN CASH		(108,724)
CASH, BEGINNING OF YEAR		385,351
CASH, END OF YEAR	$	276,627
SUPPLEMENTAL CASH FLOW INFORMATION:		
Income taxes paid	$	11,500
Interest paid	$	0

See Independent Auditors' Report and notes to these financial statements

CONTINENTAL INVESTOR SERVICES, INC.
Notes to Financial Statements
Year Ended June 30, 2024

1. THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES

The Company and Nature of the Business
Continental Investor Services, Inc. (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Washington state corporation.

The Company provides broker-dealer services both as agents and principal to its customers. The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company also files an exemption report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 CRF Section 240.17A-5 for the other business activities of effecting securities transactions via subscription on a subscription-way basis where funds are payable to the issuer and not to the Company. The Company's customers are located throughout the United States.

Cash and Cash Equivalents
Cash consists of deposits with banks. For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than three months that are not held for sale in the ordinary course of business.

Securities Owned and Revenue Recognition
Proprietary security transactions in regular-way trades are recorded on a trade-date basis, as if they had been settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis.

Securities owned and securities sold not yet purchased are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurement (See Note 2).

Securities and investments which are not readily marketable are carried at fair value as determined by management of the Company. Unrealized gains and losses are credited or charged to operations. The Company's securities are held in the custody of the clearing broker-dealer.

Securities sold not yet purchased represent an obligation of the Company to deliver specified equity securities at a predetermined price. The Company is obligated to acquire the securities at prevalent market prices in the future to satisfy this obligation.

Receivables from broker-dealers and clearing organization are generally collected in full in the month following their accrual. As such, management has not recorded and allowance for doubtful accounts on these receivables.

Revenue Recognition
Continental Investors Services, Inc. recognizes revenue in accordance with accounting pronouncement, ASC 606 (Revenue Recognition). The pronouncement provides a comprehensive industry neutral revenue recognition model to increase financial statement comparability across companies and industry.

Net trading gains on firm securities consist of earnings or losses on proprietary investments bought and sold by the Company. The gain or loss is recoded on the trade date. Commissions, concessions, and fees consist of mutual funds, insurance, stock trades, and other fee income that are earned on trade date. Interest revenue is from interest earned on cash and inventory assets held by the Company at the end of every month, and is recorded in that same month.

Managed account fees are earned over the quarters based on a contractual rate and the amounts of funds managed. The fees are recognized at the end of the quarter.

Interest revenue is money earned from loans, deposits or investments and is recognized in the month earned even if it hasn't been received yet.

Other Receivables
The Company advances funds to its registered representatives as determined necessary by management.
The balance at June 30, 2024 was $28,532. Management has fully offset this receivable with an allowance of $28,532 because the collection of the receivable is in doubt. As such, the net receivable at June 30, 2024 is $0.

Commissions
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Advertising
Advertising costs are expenses as incurred. Advertising expenses of $3,660 were incurred during the year ended June 30, 2024.

Furniture and Equipment and Depreciation
Furniture and equipment with a cost basis in excess of $5,000 are capitalized and stated at cost. Normal repairs and maintenance, including website maintenance, computer hardware replacement parts, or computer software upgrades, are expensed as incurred.

Depreciation is provided and computed on the straight-line method over an estimated useful life of five years. Depreciation for the year ended June 30, 2024 was $4,008. Accumulated depreciation as of June 30, 2024 was $98,330.

Treasury Stock
Treasury stock is accounted for using the cost method.

Income Taxes
The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company has determined that there are no uncertain tax positions that require financial statement recognition. The Federal tax returns remain open for examination by tax authorities for a period of three years from the date which they were filed. The 2019, 2020, and 2021 income tax returns are currently open for examination.

Concentrations of Risk
The Company is engaged in various trading and brokerage activities with counterparties, primarily broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company's operating cash is on deposit with one financial institution which balance, held by the bank, exceeded the federally insured limit of $250,000 by $139,028 as of June 30, 2024.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Commitments and Contingencies
According to an indemnification clause in the Company's clearing agreement, should the Company's customers fail to settle security transactions; the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. As of June 30, 2024, the Company had not been notified by the clearing broker-dealer, nor was management aware of any potential losses. The Company is not aware of any commitment or contingency at June 30, 2024, that require recognition or disclosure.

2. FAIR VALUE MEASUREMENTS

FASB ASC 820 defined fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgement. Accordingly, the degree of judgement exercised in determining fair value is greatest for instruments categorized in level 3. There were no transfers in or out of level 3 during the year.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement fall in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table presents the Company's fair value hierarchy for those assets (corresponding Liabilities) measured at fair value on a recurring basis as of June 30, 2024.

Security Type	Level 1	Level 2	Level 3	Total
Money Market Fund	$ 104,601			$ 104,601
Corporate and other debt		$ 131,872		131,872
Municipal bonds		509,406		509,406
Equities	562,970			562,970
TOTALS	$ 667,571	$ 641,278	$ -	$ 1,308,849

3. RECEIVABLE FROM AND PAYABLE TO BROKER-DEALER AND CLEARING ORGANIZATION

Amounts receivable from and payable to the Company and the clearing organization on June 30, 2024 consist of the following:

	Receivable	Payable
Deposit at clearing broker owned by Company	$ 50,000	
Inventory deposit held by clearing broker	808,531	
Fees earned and not yet received	205,323	
Cash held by clearing broker	128,357	
Payable to clearing broker		$ 658,375
TOTALS	$ 1,192,211	$ 658,375

The Company clears its proprietary and customer transactions through a broker-dealer on a fully-disclosed basis. As such, the Company is exempt from certain provisions of Rule 15c3-3 because it does not hold funds or securities of customers. The amount payable to the clearing broker relates to securities owned by the Company and held by the clearing broker. The balance is collateralized by the inventory deposit owned by the Company. Interest is earned by the Company when the inventory deposit is greater than the inventory balance. Interest is incurred by the Company when the inventory balance is greater than the inventory deposit.

4. INCOME TAXES

A reconciliation of the Company's federal income tax and related accounts for the year ended June 30, 2024. The tax liability at June 30, 2024 is recorded as an account payable and accrued expenses in the Statement of Financial Condition.

Income tax Expense		Federal
Net Income (Loss) before Income Taxes	$	319,133
Tax-exempt interest		(11,312)
Add back ½ meals & entrainment		12,240
Taxable income (Loss)	$	320,061
Federal income tax at 21%		0.21
Total income tax expense	$	67,213
Less: Prepaid estimate		(25,525)
Deferred tax liability as of June 30, 2024	$	41,688

5. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (SEA Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-1. At June 30, 2024, the Company had net capital of $1,932,393 which was $1,683,393 in excess of its required net capital of $250,000.

6. PENSION PLAN

The Company has established a SAR-SEP pension plan covering substantially all employees. The Company may elect to make employer contributions as determined by the Board of Directors. SAR-SEP employer expense for the year ended June 30, 2024 was $19,812.

7. RELATED PARTY TRANSACTIONS

During the current fiscal year, all shareholders of Continental Investors Services, Inc. ("CIS") as of June 30, 2024, with one exception, were paid employees and / or paid representatives of CIS. Shareholder representatives were compensated at standard commission rates. In addition, one key employee, office, and shareholder received a salary of $115,920 for managerial responsibilities.

The Company uses office space in an office building owned by an officer and key employee of CIS. The Company pays a monthly fee of $2,771 for office space.

A family member of an officer/shareholder of CIS has earned commissions in the amount of $177,614 for the period ended June 30, 2024. At June 30, 2024, no receivable or liability was due from or to a related party.

The following describes the transactions between the related party and CIS:

Reimbursements from CIS to related company:

Rent	$ 33,250
Utilities	4,814
Travel and entertainment	8,731

Reimbursements from related company to CIS:

Payroll and related costs	$ 62,233
Telephone	2,545

8. SUBSEQUENT EVENTS

Management has evaluated events through the date of the Report of Independent Registered Public Accounting Firm on which the financial statements were available to be issued. No events have occurred subsequent to year end that require adjustments or disclosures in the financial statements.

9. EQUITY

During the year, the Company purchased 1,000 shares of CIS stock for $245,010

CONTINENTAL INVESTOR SERVICES, INC.

Schedule 1 – Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended June 30, 2024

Stockholders Equity		$2,098,906	
Non-allowablew assets and charges against net capital			
Prepaid expenses		29,334	
Furniture and equipment net of depreciation		3,356	
Total non-allowable assets		32,690	
Tentative net capital		2,066,216	
Haircut on firm trading inventory		132,823	
Net capital, as defined		1,933,393	(A)
Minimum requirement of net capital ($250,000 or 6-2/3% of aggregate indebtedness of $53,937		250,000	
Excess of net capital over requirement		$1,683,393	
Aggregate indebtedness:			
Total liabilities	711,471		
Less: Due to clearing broker secured by firm trading securities	-658,375		
Total Aggregate Indebtedness		$53,096	(B)
Percentage of aggregate indebtedness to net capital (B/A)		2.75%	

The computation for determination of net capital under Rule 15c3-1 as of June 30, 2024 prepared by Continental Investor Services, Inc., in its unaudited Form X-17A-5, Part IIA as filed and amended does not materially differ from the above computation, which is based on audited financial statements. Therefore, no reconciliation of the computation is deemed necessary.

CONTINENTAL INVESTOR SERVICES, INC.

Schedule 2 – Computation for Determination of Reserve Requirements
And Information Relating to Possession and Control Requirements pursuant
to SEC Rule 15c3-3
For the Year Ended June 30, 2024

NOT APPLICABLE – SEE EXEMPTION REPORT

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
of Continental Investors Services, Inc.

We have reviewed management's statements, included in the accompanying Continental Investors Services, Inc. Exemption Report, in which (1) Continental Investors Services, Inc. identified the following provision(s) of 17 C.F.R. §15c3-3(k) under which Continental Investors Services, Inc. claimed the following exemption(s) from 17 C.F.R. §240.15c3-3: (k)(2)(ii) exemption provision and (2) Continental Investors Services, Inc. stated that Continental Investors Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Continental Investors Services, Inc.'s management is responsible for compliance with the exemption provisions and the Company's other business activities contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Continental Investors Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
September 27, 2024

CONTINENTAL INVESTORS SERVICES INC

1330 Broadway, Longview, WA 98632
P.O. Box 888 (360) 423-5110 (360) 423-6311 FAX
800-525-0181

Continental Investors Services, Inc. Exemption Report

Continental Investors Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Max B. Kamp, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Max B. Kamp

Continental Investors Services, Inc.
President
September 23, 2024

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Stockholders of
Continental Investors Services, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2024. Management of Continental Investors Services, Inc. (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended June 30, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2024 with the Total Revenue amount reported in Form SIPC-7 for the year ended June 30, 2024, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended June 30, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
September 27, 2024

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

SIPC-7 (36-REV 12/18)

General Assessment Reconciliation

For the fiscal year ended 06-30-2024

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

44523 FINRA JUN

CONTINENTAL INVESTORS SERVICES INC
PO BOX 888
LONGVIEW WA 98632-7552

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

J DURDEN (925) 447-7660

2. A.	General Assessment (item 2e from page 2)	$ 4,608.07
B.	Less payment made with SIPC-6 filed (**exclude interest**) 01/30/24 Date Paid	(1,832.61)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	2,775.46
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 2,775.46

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ ACH ☐
Total (must be same as F above) $__________

H. Overpayment carried forward $(__________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CONTINENTAL INVESTORS SERVICES INC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 20 day of SEPTEMBER, 20 24.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 07-01-2023
and ending 06-30-2024

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,821,855
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	642,536
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	107,271
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	749,807
2d. SIPC Net Operating Revenues	$ 3,072,048
2e. General Assessment @ .0015	$ 4,608.07

(to page 1, line 2.A.)